Exhibit 12.1

PLUM CREEK TIMBER COMPANY, INC. RATIO OF EARNINGS TO FIXED CHARGES

		Years Ended December 31,
(In Millions)	3 Months Ended March 31, 2006	2005	2004	2003	2002	2001
Consolidated pretax income from
continuing operations	$96	$339	$366	$186	$235	$196
Amortization of capitalized
interest	--	--	--	--	--	--

Interest	33	112	111	118	105	76

Less interest capitalized during
the period	--	--	--	--	--	--

Net amortization of debt
discount and premium and
issuance expense	1	6	7	8	8	2
Interest portion of rental
expense	1	1	1	1	1	--

Earnings	$131	$458	$485	$313	$349	$274

Interest	$33	$112	$111	$118	$105	$76

Net amortization of debt
discount and premium and
issuance expense	1	6	7	8	8	2
Interest portion of rental
expense	1	1	1	1	1	--

Fixed Charges	$35	$119	$119	$127	$114	$78

Ratio of Earnings to Fixed
Charges	3.7	3.8	4.1	2.5	3.1	3.5